UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                         ---------------------
                              FORM 12b-25
                         ---------------------

                      NOTIFICATION OF LATE FILING

                             (Check One):

 [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR


                For the Period Ended: December 31, 2001
                   ---------------------------------

     Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
                   ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                    Part I - Registrant Information
                   ---------------------------------

Full Name of Registrant: TransAmerican Holdings, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office:

     9601 Wilshire Boulevard, Suite 620
     Beverly Hills, California 90210


                   ---------------------------------
                   Part II - Rules 12b-25(b) and (c)
                   ---------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part
     |    III of this form could not be eliminated without
     |    unreasonable effort or expense;
     |
     |    (b)  The subject annual report, semi-annual report, or
     |    transition report or portion thereof will be filed on
     |    or before the fifteenth calendar day following the
[X]  |    prescribed due date; or the subject quarterly report or
     |    transition report on Form l0-Q or portion thereof will
     |    be filed on or before the fifth calendar day following
     |    the prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit
     |    required by Rule 12b-25(c) has been attached if
     |    applicable.


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                         Part III - Narrative
                   ---------------------------------

     State below in reasonable detail the reasons why the Form
10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Management is awaiting review by and approval of the Company's auditors of the Form 10-KSB and finalization of the financial reports therein for the period ended December 31, 2001. As a result, additional time is needed to file the report.


                   ---------------------------------
                      Part IV - Other Information
                   ---------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

            Ammar Kubba, Esq.          (310) 271-4159
                (Name)               (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s).
                                                  [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     TRANSAMERICAN HOLDINGS, INC.
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 29, 2002

                              TRANSAMERICAN HOLDINGS, INC.

                              /s/ Najib E. Choufani
                              ---------------------
                              Najib E. Choufani,
                              Chairman and CEO
                              TransAmerican Holdings, Inc.
                              9601 Wilshire Boulevard, Suite 620
                              Beverly Hills, California 90210
                              (310) 271-4159


                               ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).